KAELAND RESOURCES CORPORATION

4755 Caughlin Parkway, Suite A
Reno, Nevada 89519

November 20, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:    Christian Windsor

Re:	Kaeland Resources Corporation
Registration Statement on Form 10
File No. 000-55043

Dear Mr. Windsor:

Kaeland Resources Corporation (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were contained in your letter dated October 10, 2013 regarding the above referenced document.

The Staff’s comments, repeated in bold below for reference, are followed by the Company’s responses. Please note that we are filing an amended registration statement (the “Amended Form 10”) which addresses the Staff’s comments and also updates the financial statements contained therein to include the quarter ended September 30, 2013.

Registration Statement on Form 10

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response #1

The Staff’s comment is noted.  The Company recognizes that the reporting requirements of Section 13(a) of the Exchange Act commence upon the effectiveness of the Company’s Registration Statement on Form 10 (the “Registration Statement”).

Business of the Issuer, page 1

2.
Revise your presentation on the bottom of page 1 to reflect your very limited financial resources and the fact that, as noted on page 4, Mr. Weigel has a limited amount of time to devote to finding a merger partner.

Response #2

We have added new language, located in paragraph 5 under the caption “Business of the Issuer” on page 3 of the Amended Form 10 to address the Staff’s comment.

3.
Revise this section to clarify the benefit to investors in Kaeland of merging with another company. For example, do you expect to retain an equity stake in the resulting entity? Investors must be able to understand the benefit to current shareholders from the reverse merger.

Response #3

We have revised the referenced section to discuss the anticipated benefits to investors in the Company of merging with, or entering into a similar transaction with, another company or business.  Please see the third paragraph under the caption “Business of the Issuer” on page 3 of the Amended Form 10.

Risk Factors, page 3

4.
In a number of risk factors, you identify that you cannot provide investors with assurance that a specific event will or will not occur. Revise the risk factors, and the headings, to clarify the nature of the risk, which is the occurrence or non-occurrence of a particular situation, not your ability to provide assurance. For instance, in the last risk factor on page 5, the risks is that that market demand for mergers with reporting shell companies may dry up, not that you are not able to assure your investors that the market may still exist. Revise throughout this section to clearly communicate the risks covered by each risk factor.

Response to #4

We have identified and revised all risk factors to which the Staff’s comment applies, in order to more clearly communicate the risks covered by each of those risk factors. See, for example, our revised disclosures contained in the risk factors identified below, among others:

•	“We have incurred and may continue to incur losses.” (see page 5 of the Amended Form 10)

•	“The Company might not successfully consummate a business combination” (see page 6)

•	“The Company has no existing agreement for a business combination…” (page 6)

We cannot assure you that, following a business combination…, page 6

5.	Revise this section to clarify, if true, that you have not engaged any broker to act as a market maker in your stock.

Response to #5

We have revised the referenced risk factor, located on page 8, to include the requested language.  The risk factor now begins with, “Following a business combination with an operating business…”

Management’s Discussion and Analysis…, page 9

6.	Revise this section to discuss your resources available to conduct operations; including making required filings once your registration statement becomes effective.

Response to #6

We believe that the MD&A Section of the Registration Statement already addresses the Company’s resources available to conduct operations, including making required filings under the Exchange Act.  For example, we note the following language from paragraphs 2 and 3 of the MD&A section:

“During the next 12 months we anticipate incurring costs related to:

(i)	filing Exchange Act reports, and
(ii)	investigating, analyzing and consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury and additional amounts to be loaned by or invested in us by our stockholders, management or other investors.”

However, we have revised this portion of MD&A to further clarify the Company’s expectation that its current stockholder and management are willing to loan or invest further capital in the Company if needed.  In addition, we have clarified that, despite having time limitations, the Company’s management is committed to investing the time necessary for the Company to properly conduct its operations. Please note revisions to the third paragraph under the MD&A section.

7.
We note that you disclose the perceived benefits of being a reporting company on page 10. However, please describe why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a Transaction including Form 10 information regarding the private operating company.

Response to #7

We believe that the Company, despite its minimal assets, would represent an attractive alternative for some private operating companies.  The Company offers a platform with which an operating company could become a public company at a cost that is significantly lower, especially in terms of cash, than such an operating company might face in proceeding with its own public offering or, for that matter, in utilizing professional service providers to become a public company through filing its own Form 10 or otherwise.  We believe that the owners and executives of some private operating companies would be willing to pay some equity or other compensation for the Company’s platform, despite the fact that there would be an obligation to file a Form 8-K in connection with such a transaction to include Form 10 information.  Of course, we understand that other, more established and well-financed entities are competing with us for the type of transaction described in the Registration Statement, and we have stated as much in the risk factor captioned, “There is competition for those private companies suitable for a merger transaction of the type contemplated by management.  We believe we have carefully described the risks and circumstances surrounding the type of transaction which the Company might undertake.

Directors and Officers, page 11

8.
On page 1, you state that Mr. Weigel has experience identifying and conducting reverse mergers with reporting shell companies. Please tell us if Mr. Weigel has previously served as a director or officer of any reporting shell company and identify any reporting shell companies that he served in those capacities during the prior five year period.

Response to #8

Mr. Weigel served as an officer and director of Shang Hide Consultants, Ltd from May 5, 2010 to December 27, 2011, during which time Shang Hide was a reporting shell company.  We have included disclosure about this directorship to Mr. Weigel’s professional biography under Item 5 of the Registration Statement.

*    *    *    *    *    *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned, at (775) 827-2312.

Sincerely,

/s/ Marty Weigel
Marty Weigel
President, Treasurer and Director
Kaeland Resources Corporation